SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X               Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                  No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: October 07, 2003	By	/s/ S.J. Cheng

	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1    Press Release

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Investor Relations/Media Relations

Dr. S.K. Chen

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Taiwan Announces an increase of 20%~25%

Price-raising for LCD Driver IC Assembly and Testing Services

Hsinchu, Taiwan, Oct 07, 2003 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS”) plans to raise 20 – 25% of it’s service prices of LCD driver IC assembly and testing. The prices adjustment is to reflect the fact that the capacity for LCD driver IC assembly and testing service has been overbooked and ChipMOS faces heavy pressure to expand it’s production capacity under customers’ continuous requests.

Owing to it’s lightweight, low profile, power saving and no radiation, LCD panel has become the mainstream of computer monitor since 2002. Upcoming this year, LCD TV is going to replace current CRT TV as home entertainment appliance. The demand for LCD driver ICs thus increases with the demand of LCD panels resulting in fully operating of ChipMOS’s LCD driver IC assembly and testing production lines since the fourth quarter of 2002.

To maintain its commitment of continuous providing advanced assembly and testing services to it’s customers, ChipMOS decided to expand its LCD driver IC assembly and testing capacity, TCP and COF, to 25 million pieces per month in the first quarter of next year. ChipMOS also has close tie with some of its customers to sign business contract to guarantee next four years capacity supply. In the mean time, raise of LCD driver IC assembly and testing price has been accepted by some major customers.

Currently, ChipMOS has Taiwan’s largest LCD driver IC assembly and testing capacity of around 24 million pieces monthly. In addition, ChipMOS has successfully developed COF (Chip on Film) assembly technology with inner lead pitch below 40 µm. COF technology can increase pin integration to downsize chips for portable consumer products. ChipMOS will become the leading company in the next generation in providing LCD driver IC assembly and testing services.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Hsinchu and Tainan Science-Based Industrial Parks in Taiwan and Shanghai, ChipMOS Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw